Exhibit 99.1

MoneyHero Group Reports Third Quarter 2025 Results

●	Revenue regained growth momentum, increasing 17% QoQ and 1% YoY, marking the second consecutive quarter of double-digit sequential growth and reflecting improving revenue quality

●	Adjusted EBITDA loss narrowed by 68% YoY to US$(1.8) million and Adjusted EBITDA margin improved to -8.4%, supported by an improving revenue mix, growing partnership ecosystem, and AI-driven efficiency gains

●	Total operating costs and expenses, excluding net foreign exchange differences, fell by 13% YoY to US$23.9 million, driven by disciplined cost management and AI-enabled efficiency gains in marketing and advertising, technology, and employee expenses

SINGAPORE, December 5, 2025 (GLOBE NEWSWIRE) -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the third quarter ended September 30, 2025.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated:

“The third quarter was another quarter of disciplined execution as we continue to reshape MoneyHero into a higher-margin, cash-generative business. Revenue regained growth momentum, increasing to US$21.1 million, up 17% sequentially and 1% year-over-year, as we deliberately focused on higher-quality volume in certain markets and verticals. We had a net loss of US$(3.5) million versus a quarterly net income of US$5.7 million during the same period last year, with the prior period primarily driven by unrealized foreign exchange gain and loss. Our Adjusted EBITDA loss narrowed by 68% year-over-year to US$(1.8) million, with Adjusted EBITDA margin improving from -26.5% to -8.4%. For the first nine months of 2025, our net loss narrowed sharply to US$(5.7) million from US$(19.6) million during the same period last year and our Adjusted EBITDA loss improved by 67% year-over-year to US$(7.0) million from US$(21.3) million, a clear early proof-point that the strategic pivot we began in the second half of 2024 is now driving structural operating leverage and making the turnaround visible in our financials.

Under the hood, the quality of our revenue mix continues to improve and is central to our margin story. For the third quarter, Insurance and Wealth – our higher-margin revenue streams, now contribute 23% of Group revenue, up 2 percentage points year-over-year, with Insurance revenue up 13% year-over-year and Wealth up 5% year-over-year. In Singapore, our largest market, revenue grew strongly year-over-year as banks and insurers increased activity on our platforms. At the same time, total operating costs and expenses, excluding net foreign exchange differences, fell by 13% year-over-year to US$23.9 million, reflecting sustained efficiencies across marketing and advertising, technology and employee expenses and demonstrating the kind of operating leverage that will not reinflate as we return to growth.

Our AI transformation, spearheaded by our recently launched Project Odyssey, which positions MoneyHero as a tech- and AI-powered personal financial platform, is embedding smart automation and conversational AI into core customer journeys. This includes the public rollout of our AI-powered Car Insurance SaverBot Beta on WhatsApp in Singapore, designed to simplify product discovery and accelerate conversions. These capabilities are already helping us lower customer acquisition cost per approval, increase approval quality for partners, and process higher service volumes with a flat headcount base. At the same time, Credit Hero Club in Hong Kong is cultivating a recurring base of high-intent users by providing personalized credit insights, monitoring tools, and tailored product recommendations. Collectively, these capabilities will create more personalized, multi-product experiences for our 8.8 million Members, enabling us to increase repeat usage and cross-sell in categories such as Insurance, Wealth and Personal Loans, further strengthening our market leadership in digital personal finance. Over time, we expect Odyssey and our higher-margin verticals to contribute meaningfully to EBITDA margin expansion and free cash flow generation as we scale.

Looking ahead, we expect Q4 2025 to be our first quarter of positive Adjusted EBITDA since listing - the profitability inflection we have been signaling — driven by continued mix shift toward higher-margin verticals, further benefits from AI-driven optimization and a structurally leaner cost base.

As we move into 2026, our focus is clear: scale higher-value revenue from Insurance, Wealth and other verticals; expand margins through AI-driven operating leverage; and convert more of our 8.8 million Members into repeat, multi-product customers. We expect full-year 2026 Adjusted EBITDA to be significantly better than 2025, supported by increasing operating leverage and the early financial benefits of our AI-driven transformation agenda. Executed well, this model positions us to deliver sustainable, capital-efficient growth and create long-term value creation for our shareholders.”

Danny Leung, Chief Financial Officer, added:

“For the third quarter, we reported US$21.1 million in revenue, representing a 17% sequential increase from Q2 and 1% year-over-year growth. This is now our second consecutive quarter of double-digit revenue growth, demonstrating a consistent recovery pattern built on healthy unit economics rather than the volume-driven growth we saw prior to our operating model reset last year.

Insurance revenue grew 13% year-over-year to US$2.3 million, and Wealth revenue grew 5% to US$2.6 million. Together they represented 23% of revenue, compared to 21% a year ago. This shift reflects a fundamental change in our revenue mix — one that is already raising margins, improving predictability, and strengthening the durability of earnings. Both internal data and external research highlight Insurance and Wealth as the core engines of long-term gross profit compounding, and the Q3 data confirms that momentum.

Total operating costs and expenses, excluding net foreign exchange differences, fell to US$23.9 million, a 13% reduction year-over-year. This is consistent with our stated objective of reshaping our cost base and reflects progress across every major category. Advertising and marketing costs declined as we executed more cost efficient campaigns and improved our fee structures with partners.

Technology costs also declined meaningfully year-over-year, decreasing from US$2.0 million to US$0.9 million, as we have consolidated platforms, reduced vendor count, and embedded AI-driven automation in internal workflows. These improvements to our technology stack are enabling the business to ship more product features and achieve cost efficiencies across our operations.

Employee benefit expenses were notably lower versus last year, decreasing from US$5.7 million to US$4.2 million. This is partly due to our restructuring efforts completed earlier in 2024, and just as importantly, due to scaling impact of AI in increasing operational efficiencies. With 70–80% of incoming service queries now handled through support and service automation, we are able to grow applications and engagement without increasing headcount, which is a key driver of multi-year operating leverage.

For Q3, Adjusted EBITDA improved to a loss of US$1.8 million, compared to a loss of US$5.5 million a year ago — an improvement of 68%. Adjusted EBITDA margin improved from -26.5% to -8.4%. This is the second consecutive quarter of sequential improvement, and the underlying drivers — mix shift, operating leverage, and reduced cost of revenue — remain consistent.

We expect Q4 to be our first quarter of positive Adjusted EBITDA. Our cost base is structurally lower, our revenue mix is structurally stronger, and the benefits of Project Odyssey are becoming visible not only in service automation but also in conversion and acquisition efficiency. We will continue allocating capital to the highest-return verticals, namely Insurance, Wealth, and Personal Loans.

We ended the quarter with US$27.9 million in cash and cash equivalents, US$35.5 million in net current assets, and no material financial debt, giving us a solid liquidity position to support disciplined investment in AI, product innovation and higher-margin verticals.

Overall, Q3 reflects a business progressing steadily — operationally, financially, and structurally — toward our goal of sustainable, profitable growth.”

Third Quarter 2025 Financial Highlights

●	Revenue increased by 1% year-over-year to US$21.1 million in the third quarter of 2025, reflecting a strategic shift toward diversifying revenue mix to enhance revenue quality.

-	Revenue from insurance products increased by 13% year-over-year to US$2.3 million in the third quarter of 2025, accounting for 11% of total revenue, compared to 10% during the same period last year.

-	Revenue from wealth products increased by 5% year-over-year to US$2.6 million in the third quarter of 2025, accounting for 12% of total revenue, consistent with the same period last year.

●	Total operating costs and expenses, excluding net foreign exchange differences, decreased by 13% to US$23.9 million in the third quarter of 2025 from US$27.4 million during the same period last year. This reduction was driven by optimized advertising and marketing spend, lower technology costs from platform efficiencies and vendor consolidations, and streamlined employee benefits following our restructuring initiatives.

●	Total operating costs and expenses include unrealized foreign exchange gains of US$0.9 million in the third quarter of 2025 and US$10.1 million in the prior year period. These gains resulted from local currencies strengthening against the US dollar during the quarter and are excluded from Adjusted EBITDA calculations.

●	Net loss was US$(3.5) million in the third quarter of 2025 compared to a net income of US$5.7 million in the prior year period. The net income in the prior year period was primarily driven by the unrealized foreign exchange gain mentioned above.

●	Adjusted EBITDA loss improved to US$(1.8) million in the third quarter of 2025 from US$(5.5) million in the prior year period.

Third Quarter 2025 Operational Highlights

●	Monthly Unique Users of 5.1 million for the three months ended September 30, 2025.

●	MoneyHero Group Members, to whom the Company provides more tailored product information and recommendations, grew by 27% year-over-year to 8.8 million as of September 30, 2025.

●	MoneyHero sourced 370,000 applications and had 176,000 approved applications in the third quarter of 2025.

Capital Structure

The table below summarizes the capital structure of the Company as of September 30, 2025:

Share Class	Issued and Outstanding
Class A Ordinary	30,533,952[1]
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares[2]	46,196,365

[1]	Includes 393,566 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise and settlement of share options by Computershare to the underlying exercising option holder.
[2]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of the money.

Summary of financial / KPI performance

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(US$ in thousands, unless otherwise noted)

Revenue	21,124	20,939	53,460	63,788
Adjusted EBITDA[3]	(1,776)	(5,539)	(7,035)	(21,314)

Clicks (in thousands) [4]	1,884	2,424	5,987	N/A
Applications (in thousands) [5]	370	446	1,177	1,416
Approved Applications (in thousands) [5]	176	179	505	595

Revenue breakdown

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2025		2024		2025		2024
	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	10,208	48.3	7,868	37.6	23,065	43.1	25,831	40.5
Hong Kong	7,540	35.7	8,075	38.6	21,735	40.7	23,057	36.1
Taiwan	1,004	4.8	1,015	4.8	2,813	5.3	3,841	6.0
Philippines	2,372	11.2	3,950	18.9	5,848	10.9	10,867	17.0
Malaysia	-	-	31	0.1	-	-	192	0.3
Total Revenue	21,124	100.0	20,939	100.0	53,460	100.0	63,788	100.0

By Source:
Online financial comparison platforms	19,212	90.9	17,403	83.1	47,916	89.6	53,221	83.4
Creatory	1,912	9.1	3,536	16.9	5,544	10.4	10,567	16.6

Total Revenue	21,124	100.0	20,939	100.0	53,460	100.0	63,788	100.0

By Vertical:
Credit cards	14,214	67.3	13,239	63.2	33,342	62.4	41,399	64.9
Personal loans and mortgages	1,818	8.6	2,938	14.0	6,400	12.0	8,812	13.8
Wealth	2,562	12.1	2,437	11.6	6,517	12.2	6,106	9.6
Insurance	2,317	11.0	2,052	9.8	6,784	12.7	6,056	9.5
Other verticals	213	1.0	273	1.3	417	0.8	1,414	2.2

Total Revenue	21,124	100.0	20,939	100.0	53,460	100.0	63,788	100.0

[3]	The comparative figures for the prior period have not been restated and are presented consistently with the originally issued unaudited financial statements for the third quarter 2024. Subsequently, during the year-end closing process, we revised the estimate for customer reward liabilities. This adjustment, had it been recognized in the third quarter of the prior year, would have decreased cost of revenue and increased Adjusted EBITDA by US$570 thousand each.
[4]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable click data for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.
[5]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.

Key Metrics

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2025		2024		2025		2024
	(in millions, except for percentages)
Monthly Unique Users[6]
Singapore	1.1	21.4%	1.5	20.8%	1.2	21.8%	N/A	N/A
Hong Kong	1.2	24.2%	1.3	17.7%	1.1	20.9%	N/A	N/A
Taiwan	1.7	33.4%	2.0	26.4%	1.7	32.4%	N/A	N/A
Philippines	1.1	21.0%	2.6	34.9%	1.3	24.8%	N/A	N/A
Malaysia	0.0	0.0%	0.0	0.2%	0.0	0.0%	N/A	N/A
Total	5.1	100.0%	7.4	100.0%	5.4	100.0%	N/A	N/A

Total Traffic [6]
Singapore	3.1	19.3%	3.4	14.9%	9.3	18.5%	N/A	N/A
Hong Kong	4.1	25.3%	4.4	19.6%	11.2	22.2%	N/A	N/A
Taiwan	5.6	34.5%	6.4	28.4%	17.1	34.0%	N/A	N/A
Philippines	3.4	20.9%	8.3	36.9%	12.7	25.3%	N/A	N/A
Malaysia	0.0	0.0%	0.0	0.2%	0.0	0.0%	N/A	N/A
Total	16.1	100.0%	22.6	100.0%	50.3	100.0%	N/A	N/A

	As of September 30,
	2025		2024
	(in millions, except for percentages)
MoneyHero Group Members
Singapore	1.4	16.4%	1.3	18.3%
Hong Kong	1.0	11.0%	0.8	11.7%
Taiwan	0.4	4.5%	0.3	4.9%
Philippines	6.0	68.2%	4.5	65.1%
Total	8.8	100.0%	6.9	100.0%

Conference Call Details

The Company will host a conference call and webcast on Friday, December 5, 2025, at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q3 2025 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/jictztj7
Conference call: https://register-conf.media-server.com/register/BIa4d36247db734c50987d0493c6eaf2f9

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 260 commercial partner relationships as at September 30, 2025, and had approximately 5.1 million Monthly Unique Users across its platform for the three months ended September 30, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

[6]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable monthly unique users and total traffic for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.

Key Performance Metrics and Non-IFRS Financial Measures

Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024.

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as profit/(loss) for the period plus tax expenses, depreciation and amortization, interest income, finance costs, impairment of intangible assets, impairment of other assets, equity-settled share-based payment expenses, transaction expenses, other non-recurring costs related to strategic exercises, changes in the fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024[7]	2025	2024[7]
	(US$ in thousands)

(Loss)/Profit for the period	(3,474)	5,721	(5,707)	(19,601)
Tax expenses	-	33	15	90
Depreciation and amortization	340	1,085	963	3,133
Interest income	(153)	(288)	(468)	(1,239)
Finance costs	13	4	39	17

EBITDA	(3,274)	6,555	(5,158)	(17,601)

Non-cash items:
Changes in fair value of financial instruments	1,708	(1,209)	1,551	(972)
Impairment of intangible assets	-	-	-	92
Impairment of other assets	284	-	284	-
Equity settled share-based payment arising from employee share incentive scheme	71	(90)	816	1,548
Unrealized foreign exchange gain, net	(860)	(10,127)	(4,822)	(4,326)

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	(26)	-	29
Gain on disposal of Malaysian operations	-	(600)	-	(600)
Other non-recurring costs related to strategic exercises	-	-	-	61

Other non-recurring items:
Non-recurring legal fees	295	(42)	295	455

Adjusted EBITDA[7]	(1,776)	(5,539)	(7,035)	(21,314)

Revenue	21,124	20,939	53,460	63,788
Adjusted EBITDA	(1,776)	(5,539)	(7,035)	(21,314)
Adjusted EBITDA Margin	(8.4)%	(26.5)%	(13.2)%	(33.4)%

[7]	The comparative figures for the prior period have not been restated and are presented consistently with the originally issued unaudited financial statements for the third quarter 2024. Subsequently, during the year-end closing process, we revised the estimate for customer reward liabilities. This adjustment, had it been recognized in the third quarter of the prior year, would have decreased cost of revenue and increased Adjusted EBITDA by US$570 thousand each.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Loss

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024[8]	2025	2024[8]
	(US$ in thousands, except for loss per share)

Revenue	21,124	20,939	53,460	63,788

Cost and expenses:
Cost of revenue[8]	(12,328)	(12,246)	(27,793)	(40,147)
Advertising and marketing expenses	(3,948)	(4,951)	(13,080)	(17,664)
Technology costs	(869)	(1,984)	(2,608)	(6,030)
Employee benefit expenses	(4,155)	(5,723)	(12,210)	(18,313)
General, administrative and other operating expenses	(2,598)	(2,480)	(7,141)	(8,089)
Foreign exchange differences, net	870	10,096	4,793	4,138

Operating (loss)/income	(1,905)	3,652	(4,579)	(22,318)

Other income/(expenses):
Other income	152	897	476	1,851
Finance costs	(13)	(4)	(39)	(17)
Changes in fair value of financial instruments	(1,708)	1,209	(1,551)	972

(Loss)/Profit before tax	(3,474)	5,754	(5,693)	(19,511)
Income tax expense	-	(33)	(15)	(90)
(Loss)/Profit for the period	(3,474)	5,721	(5,707)	(19,601)

Other comprehensive loss
Other comprehensive loss that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(333)	(9,353)	(3,485)	(4,361)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	-	8	40	3
Other comprehensive loss for the period, net of tax	(333)	(9,344)	(3,445)	(4,358)

Total comprehensive loss for the period, net of tax	(3,140)	(3,623)	(9,153)	(23,959)

(Loss)/earnings per share attributable to ordinary equity holders of the parent
Basic and diluted	(0.1)	0.1	(0.1)	(0.5)

[8]	The comparative figures for the prior period have not been restated and are presented consistently with the originally issued unaudited financial statements for the third quarter 2024. Subsequently, during the year-end closing process, we revised the estimate for customer reward liabilities. This adjustment, had it been recognized in the third quarter of the prior year, would have decreased cost of revenue and increased Adjusted EBITDA by US$570 thousand each.

Unaudited Consolidated Statements of Financial Position

	As of September 30,	As of December 31,
(US$ in thousands)	2025	2024

NON-CURRENT ASSETS
Non-current financial asset	600	600
Intangible assets	1,450	1,018
Property and equipment	194	215
Right-of-use assets	1,128	744
Deposits	160	25
Total non-current assets	3,531	2,601

CURRENT ASSETS
Accounts receivable	17,586	13,538
Contract assets	19,198	11,825
Prepayments and other assets	7,390	10,149
Tax recoverable	90	63
Pledged bank deposits	183	185
Cash and cash equivalents	27,924	42,522
Total current assets	72,370	78,282

CURRENT LIABILITIES
Accounts and other payables	33,122	30,209
Warrant liabilities	2,944	1,393
Lease liabilities	764	442
Tax payable	2	32
Provisions	31	71
Total current liabilities	36,863	32,147

NET CURRENT ASSETS	35,508	46,135

TOTAL ASSETS LESS CURRENT LIABILITIES	39,039	48,736

NON-CURRENT LIABILITIES
Lease liabilities	373	294
Provisions	45	-
Deferred tax liabilities	34	30
Defined benefit liabilities	169	185
Total non-current liabilities	620	509

Net assets	38,418	48,227

EQUITY
Issued capital	5	4
Reserves	38,414	48,223
Total equity	38,418	48,227